Exhibit 17.2

Robert C. Bruce
c/o Oakmont Advisory Group, LLC
477 Congress Street, Suite 1002
Portland, ME 04101
Tel: 207-553-2177

Via Email

July 22, 2010

CONFIDENTIAL

Members of the Board of Directors
China North East Petroleum Holdings, Ltd
445 Park Avenue, 10th Floor
New York, NY 10022

Dear Mr. Wang, Mr. Li, Mr. Hu and Mr. Rule,

I am writing to express my strong concern that the Company faces a number of new and evolving financial reporting and accounting questions that require additional investigation, as I recommend below.

I have welcomed the Company's efforts to investigate and respond to accounting and internal control problems discovered during the preparation of the Company's 2009 year-end financial statements and associated 10-K filing.  However, I believe that the Company must take additional steps to investigate questions raised by the John Lees Associates (“JLA”) report dated July 10, 2010 (the “JLA Report” or the “Report”), including: a) whether the Company's previously filed financial reports and associated financial statements are materially correct under U.S. Generally Accepted Accounting Principles (“US GAAP”), and b) whether the Company has made payments to government officials as proscribed by the U.S. Foreign Corrupt Practices Act (“FCPA”).

The JLA Report has indicated that, in spite of a very large number and amount of unauthorized transfers of Company funds between certain Company directors (namely Mr. Hongjun Wang and Ms. Guizhi Ju) and the Company's Chinese subsidiaries, no evidence exists to indicate that funds were misappropriated, stolen or otherwise misused by Mr. Wang and Ms. Ju.  This is indeed a favorable result, and is consistent with contentions by Mr. Wang and Ms. Ju that they have not misused or stolen any of the Company funds that were transferred to them.  However, the JLA Report does not answer the two questions noted above. In fact, information contained in the JLA Report, essentially all of which was not known to me (and I presume to the other independent directors, Mr. Rule and Mr. Li) prior to completion of the Report, clearly raises important questions with respect to both the potential for material misstatements on a US GAAP basis and the ability of the Company to affirmatively attest to compliance with the FCPA (simply based on the massive internal control failures documented in the JLA Report).

CONFIDENTIAL

Therefore, I formally recommend that the Company immediately take the following steps:

1.	Authorize the Audit Committee of the Board of Directors (the “Committee”) to undertake a thorough and independent review of the Company's prior financial statements, associated SEC filings, and cash payments to persons who may be deemed “government officials” under the FCPA, over the past five years;

2.	Authorize necessary funding for this Committee review process;

3.	Authorize the Committee to retain additional outside investigative and accounting resources, as required or beneficial in the Committee's sole judgment, including:

	a.	A U.S. legal firm that has a strong SEC enforcement and FCPA practice;

	b.	A forensic accounting firm with a strong understanding of U.S. GAAP;

	c.	Other investigative resources, as necessary, to answer definitively the questions referred to above.

I recognize that these recommendations have significant ramifications for the Company.  Namely, a full and complete investigation will likely require at least three months to complete, and possibly as long as twelve months.  Additionally, the costs would be likely be very significant - I estimate that these efforts would require $2 million to $5 million, in addition to the amounts spent to date for the JLA Report and related legal costs.  This investigative effort would require that the Company's financial statement and SEC reporting process would be further delayed, most likely until the investigations could be competed. This in turn would likely lead to the Company's delisting by NYSE AMEX and possible additional shareholder litigation.

However, failure by the Company to undertake what I believe are necessary additional investigative efforts as outlined above will, in my opinion, lead to an end result that is likely worse for shareholders, Company management and directors.  Absent these immediate additional investigative efforts, I would be unable to continue in my capacity as an independent director for the Company.

On a related note, I believe that the findings of the JLA Report require that the Company immediately initiate a self-reporting process with the Enforcement Division of the SEC.  The Company cannot consider its prior communications with the SEC's Division of Corporate Finance to constitute any form of communication to the Enforcement Division. Given the internal control problems and the possible US GAAP issues with the Company's historical financials statements identified in the JLA Report, self-reporting will establish a record with the SEC of the Company's commitment to investigate and remediate historic issues, which the SEC would certainly take into account when considering sanctions for potential regulatory or legal violations that the Company may ultimately be found to have committed.

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I would like to make clear that by recommending these additional investigative efforts, I am not implying or stating knowledge of any violations of FCPA, that Company funds have been misused, or that the Company's financial statements and prior SEC filings are materially misleading (other than findings with respect to each of these areas outlined in the JLA Report, and with respect to the previously announced restatement effort).  Rather, I believe that the information and findings contained in the JLA Report unambiguously indicates that neither the Company nor the directors can state with confidence that: a) the Company is free of FCPA violations, b) that Company funds have not been misused in periods prior to January 1, 2009, or c) that the Company's financial statements and prior SEC filings are free of material misstatements.

Unfortunately, the only way to arrive at an affirmative conclusion regarding these important questions is through the further in-depth investigation I have recommended above.  I therefore request that the board convene a meeting at the soonest possible opportunity to consider these recommendations.

Sincerely,
/s/ Robert C. Bruce
Robert C. Bruce
Director, and Chair of the Audit Committee

Cc:	Mark Crone, Esq., The Crone Law Group
Randall Bodner, Esq., Ropes & Gray
Asheesh Goel, Esq., Ropes & Gray

CONFIDENTIAL